Mail Stop 6010   October 10, 2008

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

      Re: **Select Medical Holdings Corporation**
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 6, 2008
           File No. 333-152514

Dear Mr. Tarvin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue that comment. Your discussion throughout the prospectus is still overly technical and relies too much on acronyms and jargon. Potential investors who are not industry experts or analysts should be able to understand the disclosure without having to become familiar with new terminology. Please further reduce your use of acronyms. If there are some acronyms you cannot eliminate, consider using a shortened name for the description instead of an acronym.

Consolidated Financial Statements, page F-1

2. Please confirm that you will retroactively reflect reverse stock split in your future amendments or tell us why that is not necessary.

Notes to Consolidated Financial Statements, page F-8
2. Acquisitions, page F-16
For the Year Ended December 31, 2007, page F-17

3. Refer to your response to comment six. Please tell us whether you attributed any value to the relationships with the physicians in the acquisition of the outpatient rehabilitation division of HealthSouth Corporation, since these physicians presumably refer patients to you on a recurring basis.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen M. Leitzell, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, Pennsylvania 19104